

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2020

Paul W. Scheiber
Vice President and Controller
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: Sprint Corporation
          Form 10-K for the Fiscal Year Ended March 31, 2019
          Filed May 29, 2019
          File No. 001-04721

Dear Mr. Scheiber:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology